COMMENTS RECEIVED ON SEPTEMBER 13, 2010

FROM CHRISTIAN SANDOE

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Latin America Fund

POST-EFFECTIVE AMENDMENT NO. 119

1. "Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

2. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing up to 35% of total assets in any industry that accounts for more than 20% of the Latin American market."

C: The Staff questions how this policy is consistent with Section 8(b)(1) of the Investment Company Act of 1940 (1940 Act) as evidenced by the First Australia no-action letter. Also, the Staff notes the First Australia no-action letter pertains to concentration percentages relative to an index, while our disclosure references concentration percentages relative to an entire market.

R: The fund's fundamental concentration policy provides that the fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Latin American market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Latin America market. The disclosure at issue is a summary of this policy. As disclosed in the "Investment Details" section, FMR currently has determined that the MSCI EM - Latin America Index is an appropriate a measure of the Latin American market for purposes of this policy. Fidelity had numerous discussions with the SEC Staff in 1999 before this fundamental concentration policy was proposed for the fund and approved by shareholders. The policy differs from the policy at issue in the First Australia no-action letter in one respect: the fund does not name its benchmark index as part of its fundamental policy. As a result of our conversations with the Staff, we are comfortable that the fund's concentration policy nevertheless is consistent with Section 8(b)(1) of the 1940 Act. We have previously discussed with the Staff that the Fidelity funds' benchmark indexes are not a part of their fundamental policies. We explained our concern about naming an index in part of a fundamental policy when at any time an index provider may discontinue the index, stop publishing it, or change the composition of the index. We were advised orally that inclusion of the index name in the fundamental policy was not required; instead it was only one factor in determining if Section 8(b) was satisfied. Currently, the fund uses the MSCI EM - Latin America Index as an appropriate measure of the Latin American market, but FMR could use a different index or additional indexes to represent the local market in the future, provided the index(es) were determined by FMR to be appropriate based on index characteristics.

3. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing up to 35% of total assets in any industry that accounts for more than 20% of the Latin American market."

C: The Staff requests that we specify the index in the concentration policy.

R: As a result of our conversations with the Staff in 1999 prior to fund shareholders adopting the current concentration policy, we are comfortable that the index is not named as part of the policy itself. See also response #2.

4. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we include the market capitalization strategy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

5. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Geographic Concentration in Latin America. Because Fidelity Management & Research Company (FMR) concentrates the fund's investments in Latin America, the fund's performance is expected to be closely tied to social, political, and economic conditions within Latin America and to be more volatile than the performance of more geographically diversified funds. In addition, because FMR may invest a significant percentage of the fund's assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, or regulatory developments."

C: The Staff requests that we provide specific risks for Latin American countries.

R: The disclosure at issue summarizes the risks potentially faced by a fund such as Fidelity Latin America Fund that is closely tied to a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to Latin America is appropriately located in the "Investment Details" section under the heading, "Special Considerations regarding Latin America."

6. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff believes the word "more" should be removed because it suggests gradation. Because a fund is either diversified or non-diversified, as defined by the 1940 Act, a fund cannot be "more diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

7. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff would like us to add market capitalization risk if a market capitalization strategy has been added to "Principal Investment Strategies".

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

8. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You could lose money by investing in the fund."

C: The Staff notes that this disclosure is not required by Form N-1A and requests that this language be deleted for any funds not advised by or sold through a depository institution.

R: We understand the requirements and are including this disclosure as a principal risk of this fund.

9. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. Subject to certain limited exceptions, the fund no longer accepts investments in Class B shares. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, or Class C is its NAV, minus the short-term redemption fee, if applicable, and any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable, and any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.After a maximum of seven years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon were reflected in the 485(a) filing made on July 29, 2010 for the fund.

10. "Investment Details" (prospectuses)

"Country or Geographic Region"

"FMR considers a number of factors to determine whether an investment is tied economically to a particular country or region including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

C: The Staff would like confirmation as to whether we are using a 50% asset test or 50% revenue test in determining whether an investment is tied to a particular country or region.

R: In the fund's SAI, we disclose the following information, which supplements the prospectus disclosure at issue:

"Country or Geographic Region. FMR considers a number of factors to determine whether an investment is tied economically to a particular country or region including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

We are aware of the requirement in Rule 35d-1(a)(3)(ii) to disclose the specific criteria that are used to select investments that are tied economically to the particular geographic region suggested by the fund's name and "that if an investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region, or that have a specified proportion of their assets in that country or region, the Division, consistent with its current position, would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region" (Rule 35d-1 adopting release footnote 26), and believe our disclosure complies with both. Accordingly, we have not modified disclosure.

11. "Investment Details" (prospectuses)

"Country or Geographic Region"

"FMR considers a number of factors to determine whether an investment is tied economically to a particular country or region including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

C: The Staff questioned whether this sentence serves as a catch-all.

R: This phrase is consistent with the adopting release for Rule 35d-1, which afforded investment companies the flexibility to invest in investments that expose the fund's assets "to the economic fortunes and risks of the country or geographic region indicated by its name." Cf. Rule 35d-1 adopting release footnote 26.

12. "Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Latin American market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Latin America market."

C: The Staff requests that we disclose the fund's benchmark index in the concentration policy.

R: The fund's concentration policy is a fundamental policy, and the wording of the fund's policy was approved by shareholders at a shareholder meeting in 1999. Accordingly, we have not modified disclosure. See also response #2.

13. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

14. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.